NETWORK-1 SECURITY SOLUTIONS, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143710

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated May 4, 2009)

This is a prospectus supplement to our prospectus dated May 4, 2009 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 9,655,949 shares of our common stock, including shares issuable upon exercise of outstanding warrants and options.  On May 29, 2009, we filed with the Securities and Exchange Commission a Current Report on Form 8-K.  The text of the Quarterly Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” referenced on page 5 of the Prospectus in determining whether to purchase the common stock.

The date of this prospectus supplement is May 29, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 27, 2009

Network-1 Security Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-14896	11-3027591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

445 Park Avenue, Suite 1028, New York, New York 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (212) 829-5700

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement

On May 28, 2009, Network-1 Security Solutions, Inc. (the “Company”) issued a press release announcing the settlement of its patent litigation against NETGEAR, Inc. (OTC: NTGR) pending in the United States District Court for the Eastern District of Texas, Tyler Division, for infringement of Network-1’s Remote Power Patent (U.S. Patent No. 6,218,930).  The press release is attached as Exhibit 99.1 and the Settlement Agreement (including the License Agreement) is attached as Exhibit 10.1 hereto.

Item 9.01.  Financial Statements are Exhibits

Exhibit Number                                           Description

10.1                                Settlement Agreement (including License Agreement)

99.1                                Press Release, dated May 28, 2009

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK-1 SECURITY SOLUTIONS, INC.

Dated: May 29, 2009	By:	/s/ Corey M. Horowitz
Name: Corey M. Horowitz
Title: Chairman & Chief Executive Officer

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Exhibit 10.1

Settlement Agreement

This Settlement Agreement (“Settlement Agreement”) is made and entered effective as of the 22nd day of May, 2009 (the “Effective Date”) by and between Network-1 Security Solutions, Inc. (“Network-1”) and NETGEAR, Inc. (“NETGEAR”).

In this Settlement Agreement Network-1 and NETGEAR are sometimes referred to, respectively, as “the Party” or, collectively, as “the Parties.

Background

(a)           Network-1 and NETGEAR are currently engaged in a dispute and are litigants in a civil action pending in the United States District Court for the Eastern District of Texas entitled Network-1 Security Solutions, Inc. v. Cisco Systems, Inc., et. al, Case No. 6-08 CV-030 (“the Pending Litigation”);

(b)           The Parties to this Settlement Agreement recognize the uncertainty of outcome of disputed, complex litigation such as the Pending Litigation as well as the extended period of time that it could take to resolve matters through litigation, and independently concluded that their respective interests would be best served by compromising and thereby terminating and concluding the Pending Litigation and all disputes between them;

Now, therefore, the Parties to this Settlement Agreement mutually agree and contract with each other, for good and reciprocal consideration given and received, as follows:

1.   Notice of Dismissal.

Within five business days of the timely payment made pursuant to Section 4.1 of the Nonexclusive Patent License Agreement in the form attached to this Settlement Agreement as Exhibit B (“License Agreement”), Network-1 will file a Notice of Dismissal with Prejudice of NETGEAR with the United States District Court for the Eastern District of Texas in the form attached to this Settlement Agreement as Exhibit A.

2.   Releases.

(a)           Effective upon the timely payment made pursuant to Section 4.1 of the License Agreement, Network-1 hereby releases and discharges (i) NETGEAR, (ii) NETGEAR’s Subsidiaries (as defined in the License Agreement), (iii) (but only insofar as they were or are acting in their capacities as such) its attorneys, employees, stockholders, directors, officers, and agents, and (iv), NETGEAR’s customers and distributors, but only to the extent that they are using or distributing NETGEAR’s Licensed Products (as defined in the License Agreement), from any and all manner of action or actions, cause or causes of action, in law or in equity, known or unknown, from the beginning of time to the date of this Settlement Agreement, which arises out of the Pending Litigation, PROVIDED, however, that this release and discharge shall not apply to the obligations, rights, and privileges created by this Settlement Agreement.

(b)           Effective upon the execution of this Agreement, NETGEAR hereby releases and discharges (i) Network-1, and (ii) (but only insofar as they were or are acting in their capacities as such) its attorneys, employees, shareholders, directors, officers, and agents from any and all manner of action or actions, cause or causes of action, in law or in equity, known or unknown, from the beginning of time to the date of this Settlement Agreement, which arises out of the Pending Litigation, PROVIDED, however, that this release and discharge shall not apply to the obligations, rights, and privileges created by this Settlement Agreement.

3.   License Agreement.

Upon the execution of this Settlement Agreement, Network-1 and NETGEAR will execute a Nonexclusive Patent License Agreement in the form attached to this Settlement Agreement as Exhibit B.

4.   Miscellaneous.

(a)           This Settlement Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(b)           Any action, suit, or proceeding brought by a party to this Settlement Agreement shall be brought only in New York courts in New York County or in California Courts in Santa Clara County, at complainant’s option.  Network-1 and NETGEAR hereby irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the County of New York, and to the United States District Court for the Northern District of California or any court of the State of California located in County of Santa Clara, in respect of any action, suit or proceeding brought by Network-1 or NETGEAR to enforce this Settlement Agreement (and waive any objection based on forum non convenience or any other objection to venue); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York or California other than for such purpose and shall not apply with respect to, or be deemed to indicate the intent of any party to this Settlement Agreement with respect to, any action brought by or against any person(s) each of whom is not a party to this Settlement Agreement.

(c)           The invalidity or unenforceability of any provision of this Settlement Agreement shall not affect the validity or enforceability of any other provision.

(d)           Network-1 and NETGEAR have had all desired counsel, legal and otherwise, in entering into this Settlement Agreement, and do so in accordance with their own free acts and deeds.

(e)           Any and all notices, consents, or demands permitted or required to be made or given under this Settlement Agreement shall be in writing, signed by the individual giving such notice, consent, or demand and shall be delivered personally, sent by facsimile, or sent by registered or certified mail, return receipt requested, to the other party at its address set forth below:

To Licensor:	Network-1 Security Solutions, Inc. 445 Park Avenue, Suite 1018 New York, NY 10022 Attention: Corey M. Horowitz, Chairman and CEO Telephone: (212) 829-5770 Facsimile: (212) 829-5771

With a copy to:	Baker Hostetler LLP 45 Rockefeller Plaza New York, NY 10111 Attention: Victor Siber

Telephone: (212) 589-4696 Facsimile: (212) 589-4201

To Licensee:
NETGEAR Inc.
350 East Plumeria Drive
San Jose, California 95134-1911
Attention:  Andrew Kim, V.P. of Legal & Corporate
Development and Company Secretary
Telephone: (408) 907-8000
Facsimile: (408) 907-8097

With a copy to:	Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304 Attention: Jamie DiBoise Telephone: (650) 493-9300 Facsimile: (650) 493-6811

(f)           Unless otherwise set forth in this Settlement Agreement or as provided in the attached Exhibits, the provisions of this Settlement Agreement including all Exhibits shall be binding on, and inure to the benefit of, the respective successors and assigns or partial assigns of the Parties, and, in any event, shall continue to be binding on the Parties.

(g)           Each Party warrants and represents that it has not assigned, transferred, hypothecated, or purported to assign, transfer, or hypothecate to any person or entity not a party hereto, the whole or any part or portion of its claims or rights which constitute matters released or discharged pursuant to this Settlement Agreement.

(h)           This Settlement Agreement may be executed in separate counterparts, each of which shall be considered an original but all of which shall constitute one agreement.

(i)           This Settlement Agreement and the corresponding Exhibits, including the dismissal (Exhibit A) and Nonexclusive Patent License Agreement (Exhibit B) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede any prior or contemporaneous negotiations, understandings, agreements, commitments, or representations by or between the Parties, written or oral, with respect to the subject matter of this Settlement Agreement.

(j)           Each party acknowledges that it has cooperated fully in the drafting and preparation of this Settlement Agreement (including all Exhibits), and that no rule of construction may be used to construe this Settlement Agreement against any party by virtue of that party’s role in the drafting of this Settlement Agreement.

(k)           No amendment of any provision of this Settlement Agreement shall be valid unless the same shall be in writing and signed by each of the Parties.

(l)           This Settlement Agreement is not confidential.

IN WITNESS WHEREOF, each of the Parties has caused two original copies of this Settlement Agreement to be executed on its behalf by its duly authorized officer.

Network-1 Security Solutions, Inc. By: /s/ Corey M. Horowitz Duly Authorized Title: Chairman & CEO Date: May 27, 2009	NETGEAR, Inc. By: /s/ Andrew Kim Duly Authorized Title: VP, Legal & Corp. Div. Date: May 26, 2009

Exhibit B

NONEXCLUSIVE PATENT LICENSE AGREEMENT

THIS agreement (“Agreement”) made and entered into and effective as of April 1, 2009, is by and between Network-1 Security Solutions, Inc., a Delaware corporation (the “Licensor”), and NETGEAR, Inc., a Delaware corporation, (the “Licensee”).

WHEREAS, Licensor is the beneficial owner of United States Patent No. 6,218,930 (the “‘930 Patent”);

WHEREAS, on June 18, 2008, Licensor commenced an industry-wide “Special Licensing Program” for the ‘930 Patent to vendors of Power over Ethernet equipment.  The Special Licensing Program was of limited duration and was being implemented on an industry-wide basis to offer discounted running royalty rates and exceptions to Licensor’s standard current licensing terms and conditions relating to the ‘930 Patent to PoE vendors who are “early adopters” and enter into license agreements without delay and to avoid litigation and higher royalties;

WHEREAS, Licensor agreed to offer, for a limited time, the terms of the Special Licensing Program to defendants, including Licensee, in the litigation Network-1 Security Solutions, Inc. v. Cisco, Inc. et. al, Case No. 6:08-cv-00030, pending in the United States District Court for the Eastern District of Texas, Tyler Division;

WHEREAS, Licensee and its Subsidiaries desire to obtain a royalty-bearing, non-exclusive, license under the ‘930 Patent, and Licensor is willing to grant Licensee and its Subsidiaries such license subject to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the promises and covenants in this agreement, the parties agree as follows:

1	Definitions.

1.1
“Adverse Ruling” means a holding, by a final judgment of a court of competent jurisdiction (including the International Trade Commission), that (a) none of the claims of the Licensed Patent adjudicated by the court are valid, or (b) the Licensed Patent is unenforceable such that it could not be enforced against Licensee, or (c) the Licensor is estopped or enjoined from asserting the Licensed Patent against Licensee.  The term “Adverse Ruling” shall also encompass a final order by the U.S. Patent & Trademark Office that at least claims 1, 2, 6, and 9 of the Licensed Patent are invalid.

1.2	“Effective Date” of this Agreement shall mean the date first written above.

1.3	“Expiration Date” means the date on which the Licensed Patent shall expire.

1.4
“Have Made” means the right to purchase a Licensed Product from a third party (e.g., suppliers and vendors) and/or have a third party make a Licensed Product in whole or in part for the use by and/or sale or transfer by Licensee or its Subsidiaries, where the third party operates under the license grant to Licensee and its Subsidiaries for providing Licensed Products to Licensee and/or a Subsidiary of Licensee and for no other purpose.

1.5
“Licensed Patent” means the ‘930 Patent and any continuations, continuations-in-part, re-issues, re-examinations, and divisionals of the ‘930 Patent, and all patents and applications claiming priority from the ‘930 Patent, or from which priority is claimed.

1.6
“Licensed PSE” refers to a PSE product made, used, offered for sale, or sold within the United States or imported into the United States prior to the Expiration Date.  As used in this Agreement, “Licensed PSE” shall not encompass any apparatus, device, equipment or product that exclusively uses Spare Pairs to transmit operating power.

1.7
“Licensed PD” refers to a PD product made, used, offered for sale, or sold within the United States or imported into the United States prior to the Expiration Date.  As used in this Agreement, “Licensed PD” shall not encompass any apparatus, device, equipment or product that exclusively uses Spare Pairs to receive operating power.

1.8	“Licensed Product” means any Licensed PSE product or any Licensed PD product. A list of current Licensed Products as of the Effective Date includes the products set forth in Exhibit 1.

1.9
“Power over Ethernet” or “PoE” means the technology used to deliver electrical power over Ethernet network cabling for the purpose of supplying operating power to devices connected to an Ethernet network.

1.10	“Powered Device” or “PD” means any apparatus, device, equipment, or product that receives or is capable of receiving (but not sending) power from PSEs in a PoE system.

1.11
“Power Sourcing Equipment” or “PSE” means any fixed configuration (i.e., stand alone and non-expandable) product that supplies power to PDs in a PoE system, including, but not limited to, products complying with IEEE Standards 802.3af and 802.3at.

1.12
“Sales Price” in any quarter, means, with respect to any Licensed Product sold by Licensee (or any of its Subsidiaries) on an arms-length basis to a party that is not a Subsidiary of Licensee, the “Average Sales Price” (which is calculated as the total sum of the “Extended Prices” actually invoiced during a quarter, substantially in the form of the representative invoice attached to this Agreement as Exhibit 3, for such product divided by the number of units of such product sold during such quarter).

1.13	“Spare Pairs” means the set of wires in a twisted pair cable not used for transporting data in an Ethernet network segment.

1.14
“Subsidiary” means as to Licensee (Licensor has no Subsidiaries) an entity of which shares of stock having voting power to elect a majority of the Board of Directors or other managers of such entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by the Licensee.

1.15
“Third Party Licensed Products” means any PD or PSE product of a third party that is made, used, offered for sale, or sold within the United States or imported into the United States that is licensed by Licensor and covered under a license between Licensor and the third party.

2	License Grant.

2.1
Upon the timely payment of the initial licensing fee set forth in Section 4.1, Licensor grants to the Licensee and its Subsidiaries a personal, non-exclusive, non-transferable, royalty bearing license under the Licensed Patent (i) to make, use, lease, sell, offer for sale, import, design, Have Made, and otherwise transfer Licensed Products, including the right to procure or produce components for Licensed Products, (ii) to practice any method or process involved in the manufacture of Licensed Products, and (iii) to practice any method or process involved in the use or other integration into a system or network of Licensed Products.  To the extent that any Licensed Product is sold or otherwise transferred by Licensee or its Subsidiaries to distributors, resellers, channel partners, retailers, customers, and other “arm’s length” customers and/or end users, and any other third parties involved in distributing, selling, or using Licensee’s Licensed Products, the license granted under this Section shall encompass such parties for such Licensed Products, but only to the extent that the Licensed Products distributed, sold, or used are licensed under this Agreement and subject to the royalty payment under Section 4.2 below.  To the extent that a third party is operating under the Have Made rights granted under this Section, the license granted under this Section shall encompass said third party, but only as to such third party’s sales of Licensed Products to Licensee or any Subsidiaries and other licensed conduct for Licensee and its Subsidiaries contemplated in this Section, and not for sales to other parties.

2.2
If the Licensee, its Subsidiaries, or its or their successors initiate any action to challenge, directly or indirectly through their acting officers, directors, employees, representatives, or agents acting at Licensee’s direction, the infringement or validity of the Licensed Patent, or assist or cooperate in any action, related to the non-infringement or invalidity of the Licensed Patent or any declaratory judgment action under the Patent Act of the United States, title 35, United States Code, the Declaratory Judgment Act, title 28, United States Code, or otherwise (unless the Licensee is required to do so pursuant to any applicable law, regulation, judicial or administrative order or decree, or request by other regulatory organization having authority pursuant to the law; provided, however, that in such case the Licensee gives Licensor or its Subsidiaries reasonable advance notice that it is required to do so (so as to afford Licensor a reasonable opportunity to appear, object, and obtain appropriate relief regarding such requirement)) the Licensee shall pay a royalty rate of five percent (5%) of the Sales Price of Licensed Products (in lieu of the royalties owed under Section 4.2) with respect to all royalties payable after the date Licensee (or its Subsidiaries or successors) initiate any such action.  This Section shall not apply if Licensee, its Subsidiaries, or their successors initiate such action in response to any litigation, assertion, or claim for infringement of the Licensed Patent brought by Licensor (or any other party who owns rights to the Licensed Patent) against Licensee, a Subsidiary of Licensee, or another party with respect products licensed under this Agreement.

2.3	Licensee acknowledges that except for the licenses granted in section 2.1 above, no further licenses are granted.

2.4
All rights not expressly granted by Licensor are expressly reserved.  Nothing in this Agreement shall be construed as a right to use or sell Licensed Products in a manner which conveys or purports to convey whether explicitly, by principles of implied license, or otherwise, any rights to any third party user or purchaser of Licensed Product, under the Licensed Patent, to combine the Licensed Products with any other product (not licensed under Section 2.1) where the right applies specifically to the combination of the Licensed Product and other product and not to the Licensed Product itself.

2.5
Licensee acknowledges that, this Agreement grants no rights to combine Licensed PSE products with PD products not licensed by Licensor or to combine Licensed PD products with PSE products not licensed by Licensor.

3	Third Party Patents and Limitations on Liability.

3.1
Licensor hereby represents and warrants that:  (a) it has the authority to enter into this Agreement and grant the license under Section 2.1; (b) this Agreement is valid and binding and enforceable in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, bankruptcy reorganization, or similar laws affecting creditors rights generally; (c) it has all right, title and interest in and to the Licensed Patent; (d) there are no patents or patent applications or foreign counterparts related to the Licensed Patent, nor does Licensor own any patent or patent application claiming or disclosing any PoE technology except the Licensed Patent; and (e) Licensor has no Subsidiaries.  Licensor makes no warranty or representation that practicing the technology covered by the license granted to Licensee under Section 2.1 will not infringe any patent or patents of any country which is or are owned by any party or parties other than Licensor.  The obligations of Licensee to Licensor shall be in no way affected and no obligation of any character of Licensor to Licensee shall be created by the fact that practicing the technology covered by the license granted in Section 2.1 infringes the patent rights of others.

3.2
Except as expressly set forth above in Section 3.1, Licensor makes no warranty, whether express or implied, including warranties of merchantability or of fitness for a particular purpose.  Under no circumstances shall Licensor be liable for incidental, consequential, or other damages from alleged negligence, breach or warranty, strict liability, tort, contract, or any other legal theory arising out of the use or handling of the Licensed Product.

4	Consideration, Royalty Payments, and Royalty Reporting.

4.1
In connection with the Special Licensing Program, Licensor has agreed to offer Licensee an “early adopter” reduced royalty rate and to reduce its license initiation fees, which are based on Licensee’s past sales of PSEs and PDs, to three hundred fifty thousand dollars ($350,000) which shall be paid within five business days of the Effective Date.

4.2
In further consideration of the license granted in this Agreement, Licensee agrees to pay Licensor for each Licensed Product sold by Licensee to a third party a royalty of one point seven percent (1.7%) of the Sales Price  for each Licensed PSE and a royalty of two percent (2%) of the Sales Price for each Licensed PD (“Royalty Rate”).  If Licensor grants a license to any other licensee with a lower applicable Royalty Rate, (where such applicable Royalty Rate is either (i) contained in a royalty bearing license, or (ii) underlying the calculation of the amount of a paid up license), Licensee shall be entitled to obtain the benefit of such lower applicable Royalty Rate upon the effective date of such other license, provided however, that Licensee, is able to and agrees to assume all of the material financial and non-financial terms and conditions of the license agreement executed between such other licensee and Licensor (other than terms relating exclusively to payment for past infringement).  Licensor agrees to keep books and records, including other license agreements, adequate to accurately determine the material terms and conditions of any other licenses of the Licensed Patent.  Licensor shall retain such books and records for at least three (3) years after the delivery of any royalty reports.  Licensee shall have the right, no more than twice per calendar year, to have an independent certified public accountant inspect all relevant books and records of Licensor on thirty (30) days’ prior written notice and during regular business hours to inspect any relevant agreements.  Such independent certified public accountant shall be selected by the auditing party and shall be reasonably acceptable to the other party.  The auditor shall enter into an appropriate nondisclosure agreement with the audited party and any necessary third parties, and shall disclose no more information than is reasonably necessary to complete the audit.  Should (a) a lower applicable Royalty Rate be discovered as the result of an audit, and (b) the Licensee enters an amended license agreement in which it assumes all of the material financial and non-financial terms and conditions of the license agreement executed between the other licensee and Licensor as set forth above, Licensor (i) shall credit the difference to Licensee, or (ii) Licensee shall set off the difference against future royalty payments together with interest at the compounded annual Prime Rate as reflected in The Wall Street Journal, between the royalties that were actually paid by Licensor and the royalties that would have been paid by the Licensor had the Licensor agreed to the terms of the license agreement executed between the other licensee and Licensor as of the effective date of the other license agreement  Licensor shall also reimburse Licensee for the reasonable cost of the audit.

4.3
Only one royalty will be paid for the sale of any given Licensed Product subject to royalty in this Agreement.  Royalties for sales of Licensed Products shall be net of returns, including without limitation returns for warranty defects and stock rotation, but only to the extent (i) Licensee credits or refunds the customer returning Licensed Products an amount equal to or less than the amount originally invoiced for the Licensed Products, and (ii) the Licensed Products were initially sold after the Effective Date.  Licensee will not owe any royalty payment for Third Party Licensed Products sold by Licensee or under Licensee’s brand.  For the avoidance of doubt, for royalty calculation purposes, any resale of a returned product shall be treated as a new sale to the extent the resale brings to Licensee or to a Licensee Subsidiary an additional selling price not already accounted for by Licensee and its Subsidiaries through the initial sale of that product.

4.4	Licensee shall make all payments to Licensor in performance of any obligation of Licensee defined in this Agreement in United States Dollars by bank wire to the following account:

Network-1 Security Solutions, Inc.
Bank of America (formerly Fleet)
60 Hempstead Ave
West Hempstead, New York 11552
Swift code BOFAUS3N
ABA # 021000322
A/C # 9492142646

Licensor may, in its discretion, provide Licensee with written notice of alternative methods of payment.  The amounts paid in consideration for this non-exclusive license is not intended to reflect either a reasonable royalty or an established royalty and is entered into in recognition of Licensee being the first defendant in the litigation entitled Network-1 Security Solutions, Inc. v. Cisco Systems, Inc., et. al, Case No. 6-08 CV-030 (currently pending in the Eastern District of Texas) to enter into a license.

4.5
Licensee shall make running royalty payments within thirty (30) days after the end of each calendar quarter (“Royalty Period”) during which any Licensed Product subject to royalty in this Agreement was sold.  Royalties shall be calculated in the currency in which sales are made and, in the case of sales made in currency other than United States Dollars, the equivalent amount of the United States Dollars for any royalties payable hereunder will be determined on the basis of the rate of exchange quoted by The Wall Street Journal as of the due date of the royalty payment (in the event that The Wall Street Journal quotes more than one rate of exchange that day, Licensee shall select any one of those rates).  Royalties shall be submitted with a royalty report (“Royalty Report”), in the form of Exhibit 2, showing all Licensed Products sold by Licensee in the immediately preceding Licensee fiscal quarter.  The Royalty Report shall be certified by the Licensee setting forth the amount and calculation of the royalties for the reported period regardless of whether or not any payment is due.  The Royalty Report will include all Licensed Products sold by Licensee during the reporting fiscal quarter, including Licensed Products that are not on Exhibit 1 but were subsequently sold by Licensee.

4.6	Licensee assumes responsibility for any payment due but not made by any Subsidiary.

4.7
Irrespective of any ruling of a court, administrative body, or arbitral tribunal, no royalties paid by Licensee shall be subject to refund except for overpayments made in error and identified by Licensee within six (6) months of actual or constructive notice of such erroneous payment, whichever is later.  Any refund that Licensee may be entitled to pursuant to this Agreement shall be taken as a credit in a subsequent Royalty Report; provided, however that if no further royalties are due under this Agreement, Licensee shall receive a refund instead of a credit.  Such refunds shall be made to Licensee within thirty (30) days of notice.

4.8
No further royalties shall be due under Section 4.2 in the event of an Adverse Ruling.  Licensor shall provide Licensee with written notice of an Adverse Ruling as soon as reasonably practicable.  In the event that the Adverse Ruling is overturned, including by way of a ruling of the United States Court of Appeals for the Federal Circuit, or other higher court of competent jurisdiction, the obligations to pay royalties will be reinstated and the royalties that were not paid during the period before the Adverse Ruling was overturned shall be paid by Licensee with interest at the Prime Rate as reflected in The Wall Street Journal as of the date the Adverse Ruling is overturned.

4.9
In the event a third party’s PoE products (e.g., PSEs or PDs) are found not to infringe the Licensed Patent by a court of competent jurisdiction (including the International Trade Commission) (“Non-Infringement Finding”), Licensee may provide notice to Licensor that such finding could result in terminating Licensee’s obligation to pay royalties under the Agreement, and Licensee may provide notice to Licensor that it intends to cease making royalty payments for Licensed Products of comparable physical structure, with respect to the claims of the Licensed Patent, to the PoE products found not to infringe the Licensed Patent.  A Non-Infringement Finding arises if, for example, a court finds that a third party’s PoE product (i) fails to meet the limitations of all asserted claims not subject to an Adverse Ruling, (ii) is covered by an implied license, (iii) is subject to patent exhaustion, and/or (iv) is subject to legal estoppel.  Licensor shall provide Licensee with written notice of such Non-Infringement Finding as soon as reasonably practicable.  If the parties disagree with the effect the ruling has on Licensee’s obligation to pay royalties under this Agreement, the parties may submit the issue of whether the Non-Infringement Finding would be applicable to the Licensee’s Licensed Products to a mutually agreed upon mediator with expertise in patent law for mediation followed, if necessary, by binding arbitration before an arbitration panel pursuant to the rules of the American Arbitration Association.  In the event that the arbitration panel makes an award that the Non-Infringement Finding applies to Licensee or the Licensed Products (“Arbitration Award”), then Licensee may cease making further royalty payments for sales of the Licensed Product, provided, however, in the event that (a) the Non-Infringement Finding is overturned by the United States Court of Appeals for the Federal Circuit or other higher court of competent jurisdiction, or (b) the Arbitration Award is overturned by a court of competent jurisdiction, the obligations to pay royalties will be reinstated from the date of the earlier of (a) or (b) above, with interest at the Prime Rate as reflected in The Wall Street Journal as of the date of the earlier of (a) or (b), and this Agreement will remain in full force and effect irrespective of any prior arbitration ruling to the contrary.  Licensor will provide Licensee with written notice of (a) above within thirty (30) days of its issuance.  All decisions and rulings of the mediator or arbitration panel shall be held in confidence by Licensor and Licensee and shall never be used as evidence in any other legal or administrative proceeding.

4.10
Payments when provided for in this Agreement shall, when overdue, bear interest compounded monthly (prorated for periods of time less than one month) at an annualized rate of five percent (5%) over the prime rate quoted by The Wall Street Journal, on the date that the payment is due, for each month during the delinquency.  If the amount of such charge exceeds the maximum permitted by law, such charge shall be reduced to such maximum.

4.11
Licensee shall keep books and records adequate to accurately determine the payments due under this Agreement.  Licensee shall retain such books and records for at least three (3) years after the delivery of the Royalty Report to which they relate.  Licensor shall have the right, no more than twice per calendar year, to have an independent certified public accountant inspect all relevant books and records of the other party on thirty (30) days’ prior written notice and during regular business hours to verify the reports and payments required to be made pursuant to this Agreement.  Such independent certified public accountant shall be selected by the auditing party and shall be reasonably acceptable to the other party.  The auditor shall enter into an appropriate nondisclosure agreement with the audited party and any necessary third parties, and shall disclose no more information than is reasonably necessary to complete the audit.  Should an underpayment in excess of five percent (5%) be discovered, Licensee shall reimburse Licensor for the cost of the audit.  In any event, Licensee shall promptly pay any underpayment together with interest at the compounded annual Prime Rate as reflected in The Wall Street Journal on the last day of each month during the period of the delinquency.

5	Term and Termination.

5.1
This Agreement will commence on the Effective Date and will remain in force and effect until the Expiration Date, unless earlier terminated or in the event all claims of the Licensed Patent are found to be invalid, or the Licensed Patent is held unenforceable against Licensee, or if the Licensor is estopped or enjoined from asserting the Licensed Patent against Licensee by a final non-appealable order of a court of competent jurisdiction.  Other than as provided for in Section 5.2, the parties to this Agreement may terminate this Agreement only by mutual written agreement.

5.2
In the event a party to this Agreement breaches any provision of this Agreement and fails to cure such breach within forty-five (45) days of receipt of written notice of such breach, the other party to this Agreement may, in its sole discretion, terminate the Agreement upon written notice to the other party.

5.3
If Licensee fails to make royalty payments required by this Agreement and fails to remedy such breach in accordance with Section 5.2, all remedial payments for outstanding payments shall be calculated at a royalty rate of five percent (5%) instead of the Royalty Rate set forth in Section 4.2.  The Royalty Rate set forth in Section 4.2 will continue to apply after Licensee makes the remedial payments.

5.4
Termination of this Agreement by mutual written agreement of the parties to this Agreement shall not, unless otherwise agreed by the parties, have the effect of terminating, revoking, or withdrawing rights and obligations set forth in this Agreement with respect to matters after the Effective Date and up through and including the effective date of the termination.  Notwithstanding the foregoing, the termination of this Agreement for any reason shall not terminate the license granted in this Agreement for any Licensed Product sold or in the process of being manufactured prior to the termination date so long as the applicable royalty due with respect to such product has been paid by Licensee.

6	Miscellaneous.

6.1
If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future law, and if the rights or obligations of any party to this Agreement  will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never been part of this Agreement, and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

6.2
This Agreement may not be assigned by either party without the express prior written consent of the other party, except in connection with a merger, acquisition, reorganization, or sale of all or substantially all of such party’s assets or equity (“Transaction”).  The license set forth in Section 2.1, however, shall continue to cover and apply only to Licensed Products (which are marketed, sold, and distributed under licenses granted in this Agreement) in existence as of the effective date of the transaction, and any subsequent updates, upgrades, enhancements, improvements to such products.  This Agreement is binding upon and inures to the benefit of the parties hereto, and their permitted assigns.  If the Licensee enters into any Transaction with another entity, the other entity involved in the Transaction will not, under any circumstances, be released for any of its past infringement of the Licensed Patent as a result of the Transaction, whether or not the surviving entity is licensed under Section 2.1 of this Agreement after the date of the transaction.

6.3
If Licensor sells, transfers or exclusively licenses the Licensed Patent, or grants any interest in the Licensed Patent (other than a non-exclusive license) Licensor will provide notice of this license granted to Licensee and will ensure the Licensed Patent remains subject to this Agreement.

6.4	Except as specifically provided in Section 2.1, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give to any party, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

6.5	This Agreement may be executed in separate counterparts, each of which shall be considered an original but all of which will constitute one agreement.

6.6
This Agreement is not confidential.  Each party understands that following the Effective Date, the other party may be required to file a Form 8-K with the SEC that will include this Agreement as an exhibit.  Each party further understands that the other party may be required to publicly disclose information pertaining to this Agreement.

IN WITNESS WHEREOF, each of the parties has caused two original copies of this Agreement to be executed on its behalf by its duly authorized officer as of the Effective Date.

NETWORK-1 SECURITY SOLUTIONS, INC.

By:	/s/ Corey M. Horowitz
Corey M. Horowitz
Chairman and Chief Executive Officer

NETGEAR, Inc.

By:	/s/ Andrew Kim
Andrew Kim
VP, Legal; Corp. Div.

EXHIBIT 1

LICENSED PRODUCTS (AS OF THE EFFECTIVE DATE) INCLUDE, BUT ARE NOT NECESSARILY LIMITED TO:

•	ProSafe L3 Managed Stackable Switches (including FSM 7328PS-100NAS, FSM 7352PSNA, FSM 7326PNA)

•	ProSafe Smart Switches (including GS 724TP-100NAS, GS 748TP-100NAS, FS 728TP-100NAS, FS 752TPSNA, FS 726T PNA)

•	ProSafe Unmanaged Desktop Switches (including FS116PNA, FS108PNA)

•	ProSafe Smart Wireless Controller (including WFS709TP)

•	ProSafe Light Wireless Access Point (including WGL 102-100NAS)

•	ProSafe Dual Band Light Wireless Access Point (including WAGL 102)

•	ProSafe Wireless Access Point (including WG 302NA)

•	ProSafe 802.11n Dual Band Wireless Access Point (including WNDAP330-100NAS)

EXHIBIT 2

ROYALTY REPORT

The undersigned official of Licensee is providing the following information to Network-1 pursuant to the License Agreement dated May __, 2009 entered into between Network-1 and Licensee.  All capitalized terms used in this Report have the definitions ascribed to them in the Agreement.  This Report reflects the Royalties payable by Licensee for the quarterly period ending _______________.

Licensed Product Model No., Name & Description	Units Sold	Returns	Calculation Of Royalties
			Sales Price	Royalty %	Amount of Royalty

Due & Payable	Total Royalties $________________

The undersigned hereby certifies the foregoing an accurate and complete record of all royalties due and payable by Licensee for the period ___________.

Signature:                                                                           Date:

Name:

Title:

EXHIBIT 3

REPRESENTATIVE INVOICE

NETGEAR
Connect with Innovation™

NETGEAR Inc.
350 E. Plumeria Drive
San Jose, CA 95134-1911
O 408.907.8000
F 408.907.8097
www.netgear.com

REMIT FOR MAIL CHECK:
Netgear, Inc
Dept. 9487
Los Angeles, CA. 90084-9487

REMIT FOR OVERNIGHT CARRIER:
Wells Fargo LockBox - E2001-049
Netgear 9487
3440 Flair Drive
El Monte, CA 91731

REMIT FOR WIRE TRANSFER:
Account Name: Netgear, Inc.
Account # 4121041297
ABA: 121000248
Swift:WFBIUS6S
Wells Fargo Bank
121 Park Center Plaza
San Jose, CA 95113

BILL TO:
[redacted]
ATTN: ACCOUNTS PAYABLE
[redacted]
United States

SHIP TO:
[redacted]
United States

INVOICE

PAGE 1 of 1

INVOICE#	DATE
[redacted]	28-AUG-08

SALES ORDER #
[redacted]

CUSTOMER P.O.	CUSTOMER #
[redacted]	[redacted]

PAYMENT TERMS	DUE DATE	CURRENCY	FOB
Net 45 Days	12-OCT-08	USD	

SHIPPING INSTRUCTIONS

ITEM NO.	DESCRIPTION	PART NO.	QTY SHIPPED	UNIT PRICE	EXTENDED PRICE
1	8PT FAST ENET SWITCH	FS108NA	180	36.54	6,577.20
2	8PT 10/100 DESKTOP SW W/4 POE	FS108PNA	48	104.98	5,039.04
3	16PT 10/100 FAST ENET	FS116NA	63	55.68	3,507.84
4	PROSAFE 16PT 10/100 SWCH W/POE	FS116PNA	18	182.70	3,288.60
5	5PT 10/100 SWITCH	FS605NA	60	20.88	1,252.80
6	8PT 10/100 SWITCH	FS608NA	72	34.80	2,505.60
7	PROSAFE 48PT SMARTSWCH W/2GIGA	FS750T2NA	18	261.00	4,698.00
8	24PT 10/100 MANAGED SWITCH	FSM726NA	2	201.26	402.52
9	8PT VPN FIREWALL W/8 VPN	FVS318NA	36	91.06	3,278.16
10	GIGABIT PC CARD	GA511NA	20	20.88	417.60
11	5PT COPPER GIGABIT SWITCH	GS105NA	72	40.60	2,923.20

SPECIAL INSTRUCTIONS	ITEM TOTAL	FREIGHT TOTAL	SALES TAX	TOTAL
	33,890.56	0.00	0.00	33,890.56

* For Terms and Conditions, please visit our website at http://tools.netgear.com/legal/sales_terms_and_conditions.html

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

NETWORK-1 ANNOUNCES  SETTLEMENT  OF PATENT LITIGATION WITH NETGEAR

NETGEAR Agrees to License Network-1’s Remote Power Patent for Its Power over Ethernet Products through 2020

New York, New York-May 28, 2009-- Network-1 Security Solutions, Inc. (OTC BB: NSSI) announced today that it agreed to settle its patent litigation against NETGEAR, Inc.  (OTC: NTGR) pending in the United States District Court for the Eastern District of Texas, Tyler Division, for infringement of Network-1’s Remote Power Patent (U.S. Patent No. 6,218,930).

As part of the settlement, NETGEAR, a worldwide provider of technologically innovative, branded networking solutions, entered into a settlement agreement and non-exclusive license for the Remote Power Patent.  Under the terms of the license, NETGEAR will license the Remote Power Patent for its full term which expires in March 2020, and pay quarterly royalties (beginning as of April 1, 2009) based on its sales of Power over Ethernet (“PoE”) products, including those PoE products which comply with the Institute of Electrical and Electronic Engineers (“IEEE”) 802.3af and 802.3at Standards.

Licensed products include NETGEAR’s PoE enabled switches and wireless access points.  The royalty rates included in the license are 1.7% of the sales price of Power Sourcing Equipment, which includes Ethernet switches, and 2% of the sales price of Powered Devices, which includes wireless access points.   The royalty rates are subject to adjustment, under certain circumstances, if Network-1 grants a license to other licensees with lower royalty rates and NETGEAR is able to and agrees to assume all material terms and conditions of the other license. In addition, NETGEAR agreed to an upfront initial payment to Network-1 of $350,000.

As part of the settlement agreement, all claims and counterclaims involving NETGEAR in the litigation currently pending in the Eastern District of Texas will be dismissed with prejudice.

“We are very pleased that NETGEAR agreed to take advantage of the terms of our Special Licensing Program and become a licensee of our Remote Power Patent,” commented Corey M. Horowitz, Chairman and Chief Executive Officer of Network-1.  “This outcome is consistent with Network-1’s goal of making licenses available to the technologies covered by the Remote Power Patent to the Power over Ethernet industry in a manner that promotes the widespread adoption of this important industry standard.”

Announced in August 2008, the Special Licensing Program terms were made available to the defendants in the Texas litigation, which is still currently pending, against Cisco Systems, Inc., Cisco-Linksys, LLC, Enterasys Networks, Inc., 3Com Corporation, Inc., Extreme Networks, Inc., Foundry Networks, Inc. and Adtran, Inc.    In addition to NETGEAR, other companies that signed licenses under the Special Licensing Program are Microsemi Corporation, Buffalo Technology, BRG Resources, and SEH Corporation.

The Remote Power Patent relates to, among other things, delivering power over Ethernet cables to remotely power network connected devices including, among others, wireless switches, wireless access points, RFID card readers, VoIP telephones and network cameras.  In June 2003, the IEEE approved the 802.3af PoE Standard which led to the rapid adoption of PoE.  The IEEE is currently working on the 802.3at Power over Ethernet Plus (PoE Plus) Standard which will increase the maximum power delivered to network devices to 40-60 watts from the current 15 watts under the 802.3af Standard.

ABOUT NETWORK-1 SECURITY SOLUTIONS, INC.

Network-1 Security Solutions, Inc. is engaged in the acquisition, development, licensing and protection of its intellectual property and proprietary technologies. It currently owns six patents covering various telecommunications and data networking technologies and is currently focusing its licensing efforts on its Remote Power Patent (U.S. Patent No. 6,218,930) covering the remote delivery of power over Ethernet networks.  The Remote Power Patent was granted by the U.S. Office of Patents and Trademarks on April 17, 2001 and expires on March 7, 2020.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning the Company's business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Company's Annual   Report on Form 10-K for the year  ended December   31 , 2008 including, among others, the ability of Network-1 to obtain license agreements from third parties for its patent portfolio, uncertainty of patent litigation, the Company's ability to achieve revenues and profits from its patent portfolio, the Company's ability to raise capital when needed, future economic conditions and technology changes and legislative, regulatory and competitive developments. Except as otherwise required to be disclosed in periodic reports, the Company expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

Contacts:

    Network-1 Security Solutions, Inc.
    Corey M. Horowitz, 212-829-5770

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